Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Results of Exercise of Conversion Rights of Cumulative Rate Reset Preferred Shares, Series D

OAKVILLE, Ontario, March 21, 2019 – Further to the press releases of Algonquin Power & Utilities Corp. (TSX:AQN, AQN.PR.D) (NYSE: AQN) (“APUC” or the “Company”) dated February 26, 2019 and March 1, 2019, APUC announced today that none of its outstanding 4,000,000 Cumulative Rate Reset Preferred Shares, Series D (the “Series D Preferred Shares”) will be converted on April 1, 2019, into Cumulative Floating Rate Preferred Shares, Series E (the “Series E Preferred Shares”) of the Company. During the conversion notice period which ran from March 1, 2019 to March 15, 2019, less than 1,000,000 Series D Preferred Shares were tendered for conversion into Series E Preferred Shares.

As per the terms and conditions of the Series D Preferred Shares described in the prospectus supplement of the Company dated February 25, 2014 to a short form base shelf prospectus of the Company dated February 18, 2014 relating to the issuance of Series D Preferred Shares, since there would remain outstanding on April 1, 2019, after having taken into account all Series D Preferred Shares tendered for conversion into Series E Preferred Shares, less than 1,000,000 Series E Preferred Shares, holders of Series D Preferred Shares who tendered their Series D Preferred Shares for conversion will not be entitled to convert their Series D Preferred Shares into Series E Preferred Shares. As a result, Series E Preferred Shares will not be issued at this time.

All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.

About Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility with approximately $9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 768,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through ownership of or investments in long‐term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity.  APUC delivers continuing growth through an expanding pipeline of renewable energy, electric transmission, and water infrastructure development projects with a global focus, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC’s common shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.

Visit APUC at www.algonquinpower.com  and follow us on Twitter @AQN Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “expected”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent annual and interim management's discussion and analysis and most recent annual information form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

For Further Information:

Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone:  (905) 465-4500